Exhibit 12




                  MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges



                                                 (Thousands of Dollars)
                                 Three
                                 Months
                                 Ended
                                March 31,               Year Ended December 31,
                                  1997       1996      1995      1994      1993      1992

Earnings Before Income Taxes
  and Fixed Charges:

  Income from continuing
    operations before income
    taxes                       $139,200   $502,700  $351,790  $292,830  $349,190  $296,020

  Deduct/add equity in
    undistributed (earnings)/
    loss of equity affiliates     (6,530)   (12,310)  (17,770)  106,200   (13,750)  (13,210)

  Add interest on indebtedness,
    net                           18,590     74,790    73,400    60,360    62,860    57,190

  Add amortization of debt
    expense                          320      1,400     1,930     2,220     2,650     2,710

  Add estimated interest factor
    for rentals                    1,620      6,150     4,970     4,220     3,190     3,290

  Earnings from continuing
    operations before income
    taxes and fixed charges     $153,200   $572,730  $414,320  $465,830  $404,140  $346,000


Fixed Charges:

  Interest on indebtedness
    regarding continuing
    operations                  $ 19,170   $ 77,250  $ 76,460  $ 63,220  $ 63,600  $ 69,890

  Amortization of debt expense       320      1,400     1,930     2,220     2,650     2,710

  Estimated interest factor
    for rentals                    1,620      6,150     4,970     4,220     3,190     3,290

                                $ 21,110   $ 84,800  $ 83,360  $ 69,660  $ 69,440  $ 75,890

Ratio of earnings to fixed
  charges                            7.3        6.8       5.0       6.7       5.8       4.6
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